LOOMIS SAYLES FUNDS II

September 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Loomis Sayles Funds II

Post-Effective Amendment No. 75

(File Nos.: 33-39133 and 811- 06241)

Dear Sir or Madam:

On behalf of Loomis Sayles Funds II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 75 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on November 18, 2016.

The Registrant is filing the Amendment on behalf of one of its series, Loomis Sayles High Income Fund (the “Fund”), to add one new share class of shares to the Fund. The Amendment does not relate to any other series of the Registrant. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to the disclosure and to incorporate any changes you may deem necessary.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary